UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

July 15, 2004

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES

THIRD QUARTER RESULTS

TORONTO, ONT. – Peace Arch Entertainment Group Inc. (AMEX and TSX: PAE) is pleased to announce its results for the three and nine months ended May 31, 2004.

The Company delivered the feature films, “Hollywood Flies” and “Avalanche” in the quarter and released an acquisition “Back in the Day”.  During the quarter, the Company was in production of five new feature films.  This compares to the delivery of one feature film and the production of six feature films and a documentary series for the same period in the prior year.

The Company’s revenue totaled $6.6 million for the quarter, compared with $7.9 million for the third quarter of FY2003. The decrease in revenue reflects the delivery of a large feature film in the third quarter of FY2003.

The Company reported net earnings of $2.0 million or $0.11 basic earnings per share and $0.10 diluted earnings per share, for the nine months ended May 31, 2004 compared with net earnings of $5.7 million, or $0.69 basic earnings per share and $0.41 diluted earnings per share for the comparable period.  For the FY2003 comparable period, the Company reported net earnings of $1.1 million before a one-time gain on modification of debt of $4.6 million.

The Company reported year-to-date earnings from operations before undernoted, as indicated in the financial statements, of $2.3 million for the nine months compared with $0.1 million for the FY2003 comparable prior period.  Earnings from operations, which the Company defines as revenue less amortization of investment in film and television programming, other production and distribution costs, selling, general and administrative costs and other amortization, is a non-GAAP measure.  The Company considers earnings from operations to be a meaningful performance measure as it provides an approximation of the Company’s operational results.

Peace Arch Entertainment Group Inc., one of Canada’s foremost entertainment companies, creates, develops, produces and distributes feature films and proprietary television programming for worldwide markets.   Peace Arch Entertainment Group Inc. has offices in Vancouver, Toronto, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”, ”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

As at May 31, 2004 and 2003 and August 31, 2003

(Expressed in thousands of Canadian dollars)

	May 31 2004	August 31 2003	May 31 2003
	(unaudited)	(audited)	(unaudited)

ASSETS

Cash and cash equivalents	$1,460	$911	$1,399
Restricted cash (term deposit) (note 5)	10,199	-	-
Accounts receivable and other receivables	17,814	14,747	12,402
Investment in film and television programming	19,173	20,805	16,283
Prepaid expenses and deposits	254	407	1,473
Property and equipment	77	35	747

	$48,977	$36,905	$32,304

LIABILITIES

Production loans	$14,175	$17,973	$13,500
Accounts payable and accrued liabilities	10,505	2,973	4,186
Deferred revenue	4,291	8,823	3,473
Deferred gain	-	-	338
Distribution obligation	2,312	2,312	-
Promotion and advertising obligation (note 5)	10,158	-	-
Non-controlling interest (note 6)	425	-	104
Debt	-	-	5,836
Obligation to issue shares	3,171	2,887	-
	45,037	34,968	27,437

SHAREHOLDERS’ EQUITY

Capital Stock	35,917	35,878	35,750
Contributed surplus	337	337	-
Other paid in capital	680	680	1,189
Deficit	(32,994)	(34,958)	(32,072)
	3,940	1,937	4,867

	$48,977	$36,905	$32,304

/s/Gary Howsam	Director	/s/Richard Watson	Director
Gary Howsam		Richard Watson

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended May 31, 2004 and 2003

 (Expressed in thousands of Canadian dollars except per share information)

	3 months ended		9 months ended
	May 31		May 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$ 6,584	$ 7,862	$ 19,461	$ 19,586

Expenses:
Amortization of investment in film and television programming and other production costs	5,389	6,681	15,161	17,032
Selling, general and administrative	839	1,174	1,967	2,271
Other amortization	5	45	11	189
	6,233	7,900	17,139	19,492

Earnings (loss) from operations before undernoted	351	(38)	2,322	94

Interest income	-	-	-	129
Interest expense	(187)	(47)	(182)	(157)
Provision for share issuance (note 4)	(95)	-	(283)	-
Gain on forgiveness of debt (note 8(c))	664	-	664	-
Gain on sale of assets	-	45	-	110
Foreign exchange currency (loss) gain	(147)	1,046	(120)	1,069
Gain on settlement of debt	-	-	-	4,604
Non-controlling interest (note 6)	(79)	(77)	(425)	(104)

Earnings before income taxes	507	929	1,976	5,745
Provision for income taxes	(12)	-	(12)	-

Net earnings for the period	$ 495	$ 929	$ 1,964	$ 5,745

Net earnings per common share BASIC	$ 0.03	$ 0.11	$ 0.11	$ 0.69

DILUTED	$ 0.02	$ 0.07	$ 0.10	$ 0.41

CONSOLIDATED STATEMENTS OF DEFICIT

For the Three and Nine Months Ended May 31, 2004 and 2003

(Expressed in thousands of Canadian dollars)

	3 months ended		9 months ended
	May 31		May 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit, beginning of period	$ (33,489)	$ (33,001)	$ (34,958)	$ (37,817)

Net earnings for the period	495	929	1,964	5,745

Deficit, end of period	$ (32,994)	$ (32,072)	$ (32,994)	$ (32,072)

 PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended May 31, 2004 and 2003

 (Expressed in thousands of Canadian dollars)

	3 months ended		9 months ended
	May 31		May 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Net earnings for the period	$ 495	$ 929	$ 1,964	$ 5,745
Items affecting cash
Amortization of film and television programming and other production costs	4,856	6,566	14,489	16,650
Other amortization	5	45	11	189
Interest on debt discount	-	66	-	66
Provision for share issuance	95	-	283	-
Gain on forgiveness of debt	(664)	-	(664)	-
Gain on modification of debt	-	-	-	(4,604)
Gain on sale of assets	-	(45)	-	(110)
Non-controlling interest	79	77	425	104
Investment in film and television programming	(4,376)	(4,999)	(12,858)	(20,526)
Changes in other non-cash balances	14,931	(3,685)	10,245	(14,265)
	15,421	(1,046)	13,895	(16,751)

Cash flows from investing activities
Increase in deferred costs	-	-	-	(367)
Increase in restricted cash (note 5)	(10,199)	-	(10,199)	-
Property and equipment acquired	(11)	(31)	(52)	(31)
	(10,210)	(31)	(10,251)	(398)

Cash flows from financing activities
Increase in bank indebtedness	-	259	-	11,645
Increase (decrease) in production loans	(4,124)	1,158	(3,134)	1,055
Issuance of common shares	29	-	39	3,880
	(4,095)	1,417	(3,095)	16,580

Increase (decrease) in cash and cash equivalents	1,116	340	549	(569)

Cash and cash equivalents, beginning of period	344	1,059	911	1,968

Cash and cash equivalents, end of period	$ 1,460	$ 1,399	$ 1,460	$ 1,399

Supplemental cash flow information
Interest paid	$ 180	$ -	$ 182	$ 110
Income taxes paid	-	-	-	-
Income taxes recovered	-	-	-	-

Non-cash transactions
Obligation to issue shares	95	-	283	-
Issuance of convertible instrument and reduction in value of debt	-	-	-	509

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the Three and Nine Months Ended May 31, 2004 and 2003

(unaudited)

 (Dollar amounts in tables expressed in thousands of Canadian dollars)

1.

Operations

Based in Toronto, Ontario, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.

Future Operations

The interim consolidated financial statements have been prepared on the "going concern" basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to meet its obligations as they come due.  These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

3.

Significant Accounting Policies

(a)

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s Annual Report for the year ended August 31, 2003 and should be read in conjunction therewith.

The interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

(b)

Comparative Figures

Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

(c)

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is comprised of net earnings from operations before the undernoted plus other amortization. EBITDA is not a measure recognized under Canadian or United States generally accepted accounting principles.  The calculation of EBITDA may be different from that presented by other companies and therefore may not be comparable to other companies.  Management believes EBITDA is an important measure of the Company’s earnings and its ability to generate cash from its core business activities.

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the Three and Nine Months Ended May 31, 2004 and 2003

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

4.

Debt Restructuring

During the year ended August 31, 2002, the Company entered into an agreement with Fremantle Enterprises Inc. (“Fremantle”), an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004.

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets). The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the Company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the Company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The Company recorded a gain on modification of the debt, for the year ended August 31, 2003.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica Bank – California (“Comerica”) to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share. The modification of the Comerica obligations is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets.

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the Three and Nine Months Ended May 31, 2004 and 2003

(unaudited)

 (Dollar amounts in tables expressed in thousands of Canadian dollars)

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

During the year ended August 31, 2003, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

During the year ended August 31, 2003, the Company carried out a reorganization and rationalization of its assets, operations and subsidiaries.

Pursuant to the reorganization, the Company’s wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) as at January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.

Subsequent to the reorganization of PAPDC described above, on August 1, 2003, the Company sold all of its shares of PAPDC for nominal consideration.

Pursuant to the terms of the Fremantle conversion instrument, the Company has estimated the fair value of the obligation to issue shares for the interest accrued for the nine month period and has taken a charge of $283,000 in the Company’s consolidated statement of operations.

Subsequent to May 31, 2004 the Company issued 3,153,814 common shares into escrow in satisfaction of its obligations to Fremantle and 336,000 common shares in satisfaction to Comerica.

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the Three and Nine Months Ended May 31, 2004 and 2003

(unaudited)

 (Dollar amounts in tables expressed in thousands of Canadian dollars)

5.

Promotion and Advertising Obligation

The Company entered into promotional and film enhancement financing agreements with a UK limited partnership for two of its productions whereby the Company has arranged for the support of the promotion and advertising campaign for the two films during their release.   A restricted term deposit of $10,199,188 was set aside for future repayment of the promotion and advertising obligation by the Company under this structure.

6.

Non-controlling Interest

During the nine months, the Company delivered two productions and earned profit in a subsidiary where each of these businesses consists of a non-controlling interest in the ownership and entitlement to the profit.  These amounts are payable to the non-controlling interests as and when dividends or profits from these businesses are declared and paid to the non-controlling interests and the Company.

7.

Segmented Information

Revenue by geographic location based on the location of customers.

	2004 $	2003 $

Revenue
Canada	4,275	3,753
United States	4,253	8,094
Netherlands	4,184	-
UK	1,862	-
Italy	2,339	-
Germany	-	1,367
Spain	-	1,569
France	-	2,771
Other foreign	2,548	2,032

	19,461	19,586

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the Three and Nine Months Ended May 31, 2004 and 2003

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

8.

Related Party Transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

(a)

During the nine months ended May 31, 2004, the Company paid $150,000 (2003 - $64,000) to a company controlled by a director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(b)

During the nine months ended May 31, 2004, the Company paid $77,000 (2003 - $26,000) to a director of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(c)

At May 31, 2004, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $Nil (2003 - $2,084,000).  During the quarter, the related company forgave loans it had provided towards the financing of production costs for two films in the amount of $664,000.

(d)

At May 31, 2004, the Company was owed $Nil (2003 - $45,000) from related party c) above, which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Gary Howsam, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 15, 2004

/s/ Gary Howsam

Gary Howsam

CEO

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Mara Di Pasquale, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 15, 2004

/s/ Mara Di Pasquale

Mara Di Pasquale

CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 15, 2004	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the Three and Nine Months Ended May 31, 2004 and 2003

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

9.

Capital Stock

On February 11, 2004, the shareholders passed resolutions altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value (“Class A Shares”) and Class

B Subordinate Voting Shares without par value (“Class B Shares”) and naming such shares as Common shares without par value (“Common Shares”) each having one vote.  The new Common Shares without par value commenced trading on the Toronto Stock Exchange and the American Stock Exchange on March 16, 2004.

	Class A		Class B			Common Shares
	Number of Shares	Amount $	Number of Shares	Amount $	Total $	Number of Shares	Amount $
Balance – August 31, 2003	1,061,375	9,591	16,192,302	26,287	35,878	-	-
Converted Issued for cash on exercise of stock options	(433,319)	(3,978)	433,319 30,000	3,978 9	- 9	- -	- -

Balance – February 29, 2004	628,056	5,613	16,655,621	30,274	35,887	-	-
Share reclassification	(628,056)	(5,613)	(16,655,621)	(30,274)	-	17,283,677	35,887
Balance – March 31, 2004	-	-	-	-		17,283,677	35,887
Issued for cash on exercise of stock options	-	-	-	-		100,000	30
Balance – May 31, 2004	-	-	-	-		17,383,677	35,917